August 21, 2024

Randolph Wilson Jones III
President
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

       Re: TEN Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 25, 2024
           CIK No. 0002030954
Dear Randolph Wilson Jones III:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 25, 2024
Cover Page

1. Where you discuss your status as a controlled company here and in the risk factor at page
       27, revise to explain that V-Cube, Inc. is a foreign exchange-traded entity and acknowledge overlapping director and officer relationships. Additionally, revise the risk factor heading at page 27 stating that you "may follow certain exemptions from certain corporate governance requirements" for consistency with disclosure elsewhere that you will rely on certain exemptions. Add discussion of your controlling stockholder and
       "controlled company" listing standard exemptions in the prospectus summary as well.
 August 21, 2024
Page 2
Prospectus Summary
Business Overview, page 6

2. Disclose in the prospectus summary that your independent auditor has included a going concern qualification in its report on your financial statements, and discuss the aspects of your financial condition leading to such qualification.
Use of Proceeds, page 30

3.     We note your statement that,    If an unforeseen event occurs or
business conditions
       change, we may use the proceeds of this offering differently than as described in this
       prospectus.    Because you may only reserve the right to change the use
of proceeds if such
       reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated, please provide additional specificity or revise this statement accordingly. Refer to Instruction 7 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows and Liquidity, page 39

4. Given your indication that you plan to finance operations through "borrowing from [y]our principal stockholder" if additional capital resources are needed in the short term, please disclose whether there are any contractual or otherwise concrete arrangements with respect to such financing. In this regard, we note that your current related party borrowings are characterized as due within less than one year at page 40 and that one of the stated uses of proceeds of the offering is to prepay such debt. To the extent there is no formal agreement pursuant to which your principal stockholder has agreed to provide financing, state as much. Make conforming revisions where you discuss the potential need for additional financing in the risk factor at page 18.
Business, page 44

5. We note your disclosure regarding the "significant increase in usage of [y]our platform and services during the COVID-19 pandemic," and the reduction of usage following the pandemic. Please revise where appropriate throughout your business disclosure and the remainder of the prospectus to provide more detailed and quantified information about the impact of the pandemic on your historical results of operations and performance metrics.
       For example, quantify the "surge in revenue...for virtual events during the COVID-19 era"
       mentioned at page 44, and at page 46, clarify how many of the "approximately 3,000 events" that you have supported occurred during the pandemic. Lastly, where you discuss the webcasting industry at page 44, please elaborate on why you "expect that the demand for webcasting services will grow" when you disclose elsewhere that demand for your services supporting virtual and hybrid events has fallen in the post-COVID-19 environment.
Our Customers, page 47

6. Please provide additional information regarding the number of customers you have and your arrangements with such customers, including whether you typically enter into long-term agreements or are engaged on an event-by-event basis. Clarify whether the "top ten customers" you reference are leading in terms of revenues or some other metric.
       Additionally, we note your disclosure regarding the customer that accounted for 51.1% of
 August 21, 2024
Page 3

       revenues in fiscal 2023, including that "losing [such] significant customer could adversely affect [y]our revenue and profitability" and that "if they were to cancel their agreement...it may have an outsized effect on [y]our revenue, cash and profitability." Please revise to disclose the material terms of your agreement with this customer, and file the agreement as an exhibit to the registration statement or tell us why you are not required to do so.
       Refer to Item 601(b)(10) of Regulation S-K.
Our Suppliers, page 48

7. Elaborate on the role of third party service providers in your business model and the extent to which you rely on them to provide core services to customers. In this regard, we note that a number of additional third parties upon which you rely and/or with which you do business, such as hardware providers, healthcare organizations, and marketing and advertising agencies, are mentioned elsewhere in the prospectus. Explain the frequency
       with which you    engage subcontractors for delivering events,    as
mentioned at page 42,
       and disclose the service that the supplier accounting for 27.2% of your total purchases in fiscal 2023 provides.
Growth Strategies, page 48

8. Please revise to disclose the anticipated timing of and costs associated with each of your growth strategies, as we note that this information is provided for some but not all of the strategies identified in this section. Make conforming revisions where you discuss these plans and initiatives elsewhere, such as in the risk factors regarding incorporation of artificial intelligence technologies into your platform and expansion into Latin America and the Middle East at pages 13 and 18, respectively.
Corporate History and Structure, page 55

9. Please provide additional context on the background of your business by disclosing when you began operations and whether such operations were conducted under the name
       "Xyvid, Inc." until June 2021. Additionally, explain how the 90 shares of common stock in TEN Holdings, Inc. issued to V-Cube, Inc. in July 2024 came to be the 50,000,000 shares of common stock shown as owned by V-Cube, Inc. at page 60. If such increase is due to a stock split, please note that all amendments to the registrant's certificate of incorporation must be filed pursuant to Item 601(b)(3)(i) of Regulation S-K.
Executive and Director Compensation, page 59

10.    We note your disclosure that the registrant    plans to enter into
employment agreements
       with each of the named executive officers prior to   effectiveness of
the registration
       statement,    but also that the named executive officers have currently
effective
       employment agreements with your subsidiary. Please add disclosure of the material terms of the employment agreements between the identified officers and the holding company registrant, once known, and clarify whether such agreements will supersede the officers current agreements with TEN Events, Inc.
Related Party Transactions, page 61

11. Please explain the basis on which Wizlearn Technologies Pte. Ltd. is an affiliate of the company, and disclose the "immediate family member of Dave Kovalcik" that controls
 August 21, 2024
Page 4

       GHDLCK, LLC. Refer to Items 404(d) and 404(a)(1) of Regulation S-K. Disclose the
       maturity of the loans from V-Cube, Inc. and Wizlearn Technologies Pte. Ltd. and the
       material terms of the lease agreement with GHDLCK, LLC. To the extent required by
       Item 601(b)(10)(ii)(A) of Regulation S-K, file the related party agreements disclosed in this section as exhibits to the registration statement or tell us why you are not required to do so.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Intangible Assets, Net, page F-11

12. You reference ASC 985-20, which applies to costs to internally develop and produce, or to purchase, software intended to sell, lease or otherwise market externally. However, your references to application development stage and postimplementation stage are terms often associated with ASC 350-40, Internal-Use Software. Please clarify whether you intend to sell, lease or otherwise market your software externally and whether you are applying ASC 985-20 or ASC 350-40. Revise as necessary.
Cost of Revenue, page F-12

13. Your intangible assets accounting policy disclosure on page F-11 indicates that amortization of capitalized software is recorded in cost of revenue. If true, please revise your cost of revenue accounting policy to clarify it includes amortization of capitalized software. Please also provide us with the amount of amortization expense included in cost of revenue.
14. You disclose on page 37 that selling, general and administrative expenses include computer and software costs. Please explain the nature of these costs and how you differentiate these costs from cost of revenue. Additionally, you derive your revenues from producing and delivering events supported by your Xyvid Pro Platform. Please explain if cost of revenue includes any additional technology costs including costs to develop, maintain, enhance or host your platform. If not, also tell us why not.
General

15. Please add where appropriate in the prospectus, including in a standalone section in the prospectus summary, additional detail regarding your relationship with parent company
       V-Cube, Inc. and whether and how such relationship is expected to change following the offering. Disclose the extent to which you have relied and/or expect to continue to rely upon V-Cube, Inc. for financing and other resources, and highlight overlapping director and officer relationships and any resulting conflicts of interest. In this regard, we note that
       your corporate website identified at page 7 states that, as a    V-cube
company,    you
          leverage V-cube   s immense talents and resources all over the world.
   If any agreements
       have been or will be entered into with V-Cube, Inc. in connection with the offering, describe their material terms.
16. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act.
 August 21, 2024
Page 5

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li